SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

FAIRMONT HOTELS & RESORTS INC.
(Name of Subject Company)

FAIRMONT HOTELS & RESORTS INC.
(Name of Person(s) Filing Statement)

Common Shares, without nominal or par value (including the associated Rights to purchase Common Shares)
(Title of Class of Securities)

305204109

(CUSIP Number of Class of Securities)

Stuart M. Miller, Esq.
Executive Director, Corporate Services and Compliance and Corporate Secretary
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, Ste 1600
100 Wellington Street W.
Toronto, Ontario M5K 1B7
Canada
(416) 874-2600
(Name, Address and Telephone Number of Person authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

G. Blair Cowper-Smith Esq. Phillip C. Moore, Esq. McCarthy Tétrault LLP Toronto, Dominion Bank Tower, Suite 4700 Toronto, Ontario M5K 1E6 Canada (416) 362-1812	Morris J. Kramer, Esq. David J. Friedman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

☒Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For immediate release

FAIRMONT HOTELS & RESORTS ISSUES STATEMENT

TORONTO, December 2, 2005 - Fairmont Hotels & Resorts Inc. ("Fairmont" or the “Company”) (TSX/NYSE: FHR) today acknowledged the announcement by Icahn Partners LP and Icahn Partners Master Fund LP, affiliates of Carl Icahn, of their intention to make a partial takeover bid for 51% of the outstanding common shares of the Company. These affiliates currently hold approximately 9.3% of the Company’s common shares.

Said William R. Fatt, Fairmont’s Chief Executive Officer, “The Board of Fairmont would strongly oppose any partial bid which is coercive by its very nature and does not treat all shareholders fairly and equally. A tender offer for shares that, were it successful, would give Mr. Icahn control of 51% of the Company without paying a takeover premium to all shareholders would be unacceptable. This proposed bid apparently will not comply with our Shareholder Rights Plan, which our shareholders have approved as the basis for a fair and appropriate bid process. If and when an actual takeover bid is commenced, Fairmont’s Board of Directors will make a formal recommendation to shareholders promptly.”

Continued Mr. Fatt, “Fairmont is a company with tremendous potential. There is ongoing growth in the value of our luxury brand, which is demonstrated through our proven ability to expand our collection of world-class hotels and resorts. We have previously stated publicly that Fairmont’s Board has been actively engaged in a process of reviewing prudent options for enhancing value for our shareholders.”

If any takeover bid or tender offer is commenced by Icahn Partners LP and Icahn Partners Master Fund LP or any affiliate thereof /entities affiliated with Carl Icahn, Fairmont shareholders are advised to read the Offer and Circular, and the Directors' Circular (which would include any recommendation by the Directors of Fairmont regarding such offer) and related documents which would be filed with the Canadian securities commissions and the United States Securities and Exchange Commission, as those documents will contain important information.  Shareholders may obtain free of charge a copy of this material (if and when it is available) at the Canadian SEDAR website at www.sedar.com and at the SEC's website at www.sec.gov.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Investors
Emma Thompson
Fairmont Hotels & Resorts Inc.
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmontinvestor.com

U.S. Media
Daniel Gagnier
Citigate Sard Verbinnen
Tel: 212.687.8080
Email: dgagnier@sardverb.com
Website: www.sardverb.com

Canadian Media
Bruce MacLellan
Environics Communications Inc.
Tel: 416.969.2727
Email: bmaclellan@environicspr.com
Website: www.environicspr.com